Exhibit 21.1

LIST OF SUBSIDIARIES
(from and after April 4, 2008)

1.	Heilongjiang Tong Gong Mining Co., Ltd., a PRC limited liability company

2.	Heilongjiang Xing An Group Hong Yuan Coal Mining Co., Ltd., a PRC limited liability company

3.	Heilongjiang Xing An Group Sheng Yu Mining Co., Ltd., a PRC limited liability company